UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Omeros Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

682143102
(CUSIP Number)

September 12, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	682143102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,449,646 shares (2,449,646 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,449,646 shares (2,449,646 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,449,646 shares (2,449,646 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.2% (5.1% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	682143102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,449,646 shares (2,449,646 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,449,646 shares (2,449,646 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,449,646 shares (2,449,646 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.2% (5.1% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	682143102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,450,000 shares (2,944,394 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,450,000 shares (2,944,394 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,450,000 shares (2,944,394 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.1% (6.0% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	682143102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,450,000 shares (2,944,394 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,450,000 shares (2,944,394 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,450,000 shares (2,944,394 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.1% (6.0% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP NO.	682143102

Item 1.
(a)	Name of Issuer
Omeros Corporation
(b)	Address of Issuer’s Principal Executive Offices
201 Elliot Avenue West Seattle, WA 98119

Item 2.
(a)	Name of Person Filing
Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Asset Management, LLC Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
Cormorant Global Healthcare Master Fund, LP - Cayman Islands Cormorant Global Healthcare GP, LLC - Delaware Cormorant Asset Management, LLC - Delaware Bihua Chen - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
682143102

CUSIP NO.	682143102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 2,449,646 shares (2,449,646 shares as of the date of filing)
Cormorant Global Healthcare GP, LLC - 2,449,646 shares (2,449,646 shares as of the date of filing)
Cormorant Asset Management, LLC – 2,450,000 shares (2,944,394 shares as of the date of filing)
 Bihua Chen - 2,450,000 shares (2,944,394 shares as of the date of filing)

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 4.2% (5.1% as of the date of filing)
Cormorant Global Healthcare GP, LLC – 4.2% (5.1% as of the date of filing)
Cormorant Asset Management, LLC – 5.1% (6.0% as of the date of filing)
 Bihua Chen – 5.1% (6.0% as of the date of filing)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LLC - 0 shares Bihua Chen - 0 shares
	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 2,449,646 shares (2,449,646 shares as of the date of filing)
Cormorant Global Healthcare GP, LLC - 2,449,646 shares (2,449,646 shares as of the date of filing)
Cormorant Asset Management, LLC - 2,450,000 shares (2,944,394 shares as of the date of filing)
 Bihua Chen - 2,450,000 shares (2,944,394 shares as of the date of filing)

	(iii)	sole power to dispose or to direct the disposition of
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LLC - 0 shares Bihua Chen - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 2,449,646 shares (2,449,646 shares as of the date of filing)
Cormorant Global Healthcare GP, LLC - 2,449,646 shares (2,449,646 shares as of the date of filing)
Cormorant Asset Management, LLC - 2,450,000 shares (2,944,394 shares as of the date of filing)
 Bihua Chen - 2,450,000 (2,944,394 shares as of the date of filing)

*** Shares reported herein for Cormorant Asset Management, LLC represent shares which are beneficially owned by Cormorant Global Healthcare Master Fund, LP (the “Fund”), as reported herein, and shares which are beneficially owned by a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC serves as the general partner of the Fund, and Cormorant Asset Management, LLC serves as the investment manager to both the Fund and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC and Cormorant Asset Management, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.  Shares of Common Stock reported herein as of September 12, 2017, include (i) for the Master Fund, 1,411,846 shares of Common Stock and options to acquire an additional 621,200 shares of Common Stock, and (ii) for the Account, 288,154 shares of Common Stock and options to acquire an additional 128,800 shares of Common Stock. Shares of Common Stock reported herein as of November 6, 2017, include (i) for the Master Fund, 1,411,846 shares of Common Stock and options to acquire an additional 1,037,800 shares of Common Stock, and (ii) for the Account, 282,548 shares of Common Stock and options to acquire an additional 212,200 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	682143102

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
November 7, 2017

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen